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Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs

Re: Notice of Change of Auditors of Luna Gold Corp.

We have read the Notice of Luna Gold Corp. dated May 23, 2006 and are in agreement with the statements contained in such notice.

Yours very truly,

KPMG LLP

Chartered Accountants

Vancouver, Canada
June 8, 2006